Exhibit 1

For Immediate Release

November 11, 2002

Notice of Director’s Internal Transfer

Notice is hereby given that, according to the resolution of the Board of Directors of NISSIN Co., Ltd., held on November 11, 2002, the internal transfer of the following director became effective on November 11, 2002, as described below.

Notice

Hirofumi Mihara, now Director & General Manager of the Sales Support Dept.,
is reassigned as Director & General Manager of the Corporate Planning Dept.